Mail Stop 3561

October 30, 2007

Mr. Gabriel Holt, President
Desert Mining, Inc.
4328 Hwy. 66
Longmont, CO 80504

Re: Desert Mining, Inc.
Form 10-KSB for Fiscal Years Ended December 31, 2006 and 2005
File No. 000-32123

Dear Mr. Holt:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services